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SEC MAIL PROCESSING SECTION
RECEIVED
FEB 24 2003
WASH. D.C. 181

SECU MMISSION

03001447

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43057

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Managers Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Richards Avenue
(No. and Street)

Norwalk,	CT	06854
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald S.Rumery 203-831-4122
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schwartz & Hofflich, LLP
(Name – *if individual, state last, first, middle name*)

37 North Avenue	Norwalk	CT	06851-3832
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald S.Rumery, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Managers Distributors, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Treasurer

Title

NICOLE G. ESCHELBACHER
NOTARY PUBLIC
My Commission Expires June 30, 2003

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

- [x] (o) Auditor's report on the study and evaluation of internal controls
- [x] (p) Exemption provision under Rule 15c3-3

MANAGERS DISTRIBUTORS, INC.

Financial Statements

December 31, 2002 and 2001

TABLE OF CONTENTS

Schwartz & Hofflich LLP

CERTIFIED PUBLIC ACCOUNTANTS
FINANCIAL ADVISORS

LAWRENCE FELDMAN, CPA
NEIL BAYER, CPA
GILBERT K. WATKINS, CPA
BARRY R. NEWMAN, CPA
ANN D. JEVNE, CPA, PFS
BARRY L. SUNSHINE, CPA
PASQUALINO P. SPAGNOLI, CPA
ERIC J. PRESCOTT, CPA

VICTOR J. PALADINO, CPA
CHERYL A. NUZZOLO, CPA

IRVING SCHWARTZ, CPA (1919-2001)
HENRY HOFFLICH, CPA

Report of Independent Certified Public Accountant

To the Board of Directors:
Managers Distributors, Inc.
Norwalk, CT

We have audited the accompanying balance sheets of Managers Distributors, Inc. as of December 31, 2002 and 2001, and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Managers Distributors, Inc. as of December 31, 2002 and 2001, and the results of its operations, changes in shareholder's equity and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Schwartz & Hofflich LLP
January 22, 2003

37 NORTH AVENUE, NORWALK, CONNECTICUT 06851-3832

MEMBER OF DFK INTERNATIONAL WITH AFFILIATED OFFICES WORLDWIDE

MANAGERS DISTRIBUTORS, INC.

BALANCE SHEETS

As of December 31,

	2002	2001
Assets		
Cash and cash equivalents	$ 208,592	$ 234,379
Accounts receivable	86,356	69,825
Prepaid expenses	12,990	9,000
Total assets	$ 307,938	$ 313,204
Liabilities and shareholder's equity		
Current liabilities		
Accrued income taxes payable	$ 8,276	$ 16,047
Accounts payable	15,040	4,486
Accrued expenses	68,742	131,127
Total liabilities	92,058	151,660
Shareholder's equity		
Common stock (50,000 shares authorized, 1,000 shares issued and outstanding; par value $.01 share in 2002 and 2001)	10	10
Paid-in capital	129,990	129,990
Retained earnings	85,880	31,544
Total shareholder's equity	215,880	161,544
Total liabilities and shareholder's equity	$ 307,938	$ 313,204

See accompanying notes.

MANAGERS DISTRIBUTORS, INC.

STATEMENTS OF OPERATIONS

For the years ended December 31,

	2002	2001
Revenue	$ 1,097,241	$ 1,034,612
Expenses:		
Salaries	643,684	664,893
Employee benefits	63,357	71,792
Payroll taxes	36,320	44,536
Professional fees	112	4,538
Travel	181,063	121,378
Conferences	3,527	5,978
Printing	3,150	2,913
Trade shows	8,317	18,748
Office expenses	24,405	21,174
NASD fees	24,692	4,216
Miscellaneous	431	26,031
Total expenses	989,058	986,197
Income before other income and provision for income taxes	108,183	48,415
Other income	2,086	7,625
Income before provision for income taxes	110,269	56,040
Provision for income taxes	55,933	24,246
Net income	$ 54,336	$ 31,794

See accompanying notes.

MANAGERS DISTRIBUTORS, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

For the years ended December 31, 2002 and 2001

	Common Stock	Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2000	$ 10	$ 19,990	$ (250)	$ 19,750
Additional capital contribution	0	110,000	0	110,000
Net income	0	0	31,794	31,794
Balance, December 31, 2001	10	129,990	31,544	161,544
Net income	0	0	54,336	54,336
Balance, December 31, 2002	$ 10	$ 129,990	$ 85,880	$ 215,880

See accompanying notes.

MANAGERS DISTRIBUTORS, INC.

STATEMENTS OF CASH FLOWS

For the years ended December 31,

		2002		2001
Cash flows from operating activities:				
Net income	$	54,336	$	31,793
Adjustments to reconcile net loss to net cash used by operating activities:				
(Increase) in accounts receivables		(16,531)		(69,825)
(Increase) in prepaid expenses		(3,990)		(9,000)
Decrease (increase) in accrued expenses		(62,385)		131,127
Increase in accounts payable		10,554		4,487
Decrease (increase) in accrued income tax payable		(7,771)		15,797
Net cash used in operating activities		(25,787)		104,379
Cash flows from financing activities:				
Cash contributions to capital		0		110,000
Net cash provided by financing activities		0		110,000
Cash flows from investing activities		0		0
Changes in cash flows		(25,787)		214,379
Cash and cash equivalents, as of January 1,		234,379		20,000
Cash and cash equivalents, as of December 31,	$	208,592	$	234,379

Supplemental disclosure of cash flow information				
Income taxes paid	$	63,703	$	8,198
Interest paid	$	0	$	0

See accompanying notes.

MANAGERS DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE 1- PRINCIPAL BUSINESS ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

Incorporation and principal business activity

Managers Distributors, Inc. ("the Company"), a wholly-owned subsidiary of The Managers Funds, LLC ("LLC"), is incorporated under the laws of Delaware. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") pursuant to Section 15 under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company's principal business is to act as a distributor of mutual fund shares for a family of funds known as Managers.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

Cash and cash equivalents

For purposes of the statements of cash flows, the Company considers all short-term investments with a maturity at the date of purchase of three months or less to be cash equivalents.

Concentration of credit risk

The Company maintains a bank account at a commercial bank. At times during the year, the balance maintained in the bank may exceed the FDIC insurance limits.

NOTE 2- RELATED PARTY TRANSACTIONS

In January 2001, the Company entered into an agreement with the LLC to provide distribution services for mutual fund shares in The Managers Funds, Managers AMG Funds, Managers Trust I and Managers Trust. The fee is based on a percentage of certain Company overhead expenses. The LLC provides all the revenue to the Company. The LLC assumes certain of the Company's expenses such as occupancy, telephone and utilities, bookkeeping and certain personnel costs. The officers of the Company serve as officers to related companies, including the LLC.

The accounts receivable of $86,356 and $69,825 as of December 31, 2002 and 2001, respectively, are from the LLC for services rendered.

The Company maintains cash in the Managers Money Market Fund, to which the LLC provides administrative and shareholders services.

MANAGERS DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

NOTE 3 - INCOME TAXES

The income tax provision consists of the following:

	2002	2001
Federal	$ 27,018	$ 16,984
States	28,915	7,262
	$ 55,933	$ 24,246

NOTE 4- EMPLOYEE BENEFIT PLAN

The LLC maintains a 401(k) profit sharing plan ("the Plan") covering the employees of the Company. The Company's contributions to the Plan are based upon a percentage of the employee's eligible annual compensation. Contributions to the plan for the years ended December 31, 2002 and 2001 were $31,950 and $36,500, respectively.

NOTE 5- NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2002, the Company had net capital of $115,160 of which $109,023 was in excess of the minimum required net capital of $6,137. The Company's ratio of aggregate indebtedness to net capital was 0.80 to 1 as of December 31, 2002.

Schwartz & Hofflich LLP

CERTIFIED PUBLIC ACCOUNTANTS
FINANCIAL ADVISORS

LAWRENCE FELDMAN, CPA
NEIL BAYER, CPA
GILBERT K. WATKINS, CPA
BARRY R. NEWMAN, CPA
ANN D. JEVNE, CPA, PFS
BARRY L. SUNSHINE, CPA
PASQUALINO P. SPAGNOLI, CPA
ERIC J. PRESCOTT, CPA

VICTOR J. PALADINO, CPA
CHERYL A. NUZZOLO, CPA

IRVING SCHWARTZ, CPA (1919-2001)
HENRY HOFFLICH, CPA

SUPPLEMENTARY REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors of
Managers Distributors, Inc.

In planning and performing our audit for the financial statements of Managers Distributors, Inc. for the year ended December 31, 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practice and procedures) followed by Managers Distributors, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), to make the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and reserve required by rule 15c3-3. We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verification and comparisons and the recordation of differences required by rule 17a-13; (ii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 and (iii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company's transactions are limited to the purchase, sale and redemption of redeemable securities of registered investment companies. The Company also promptly transmits all customer funds and delivers all securities received in connection with activities as broker-dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

The objective of an internal control structure and of the practices and procedures is to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Schwartz & Hofflich LLP

January 22, 2003

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
Managers Distributors, Inc.

N 2 | 100

STATEMENT OF FINANCIAL CONDITION

as of (MM/DD/YY) 12/31/02 | 99
SEC FILE NO. 8-43057 | 98
Consolidated [ ] | 198
Unconsolidated [X] | 199

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 139,884	200			$ 139,884	750
2. Cash segregated in compliance with federal and other regulations		210				760
3. Receivable from brokers or dealers and clearing organizations:						
A. Failed to deliver:						
1. Includable in "Formula for Reserve Requirements"		220				
2. Other		230				770
B. Securities borrowed:						
1. Includable in "Formula for Reserve Requirements"		240				
2. Other		250				780
C. Omnibus accounts:						
1. Includable in "Formula for Reserve Requirements"		260				
2. Other		270				790
D. Clearing organizations:						
1. Includable in "Formula for Reserve Requirements"		280				
2. Other		290				800
E. Other		300	$	550		810
4. Receivables from customers:						
A. Securities accounts:						
1. Cash and fully secured accounts		310				
2. Partly secured accounts		320		560		
3. Unsecured accounts				570		
B. Commodity accounts		330		580		
C. Allowance for doubtful accounts	( )	335	( )	590		820
5. Receivables from non-customers:						
A. Cash and fully secured accounts		340				
B. Partly secured and unsecured accounts		350		600		830
6. Securities purchased under agreements to resell		360		605		840
7. Securities and spot commodities owned, at market value:						
A. Bankers acceptances, certificates of deposit and commercial paper		370				
B. U.S. and Candaian government obligations		380				
C. State and municipal government obligations		390				
D. Corporate obligations		400				

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Managers Distributors, Inc. as of 12/31/02

STATEMENT OF FINANCIAL CONDITION

ASSETS

		Allowable		Non-Allowable		Total	
E. Stocks and warrants ▾9		$	410				
F. Options			420				
G. Arbitrage			422				
H. Other securities		68,708	424				
I. Sport commodities			430			$ 68,708	850
8. Securities owned not readily marketable:							
A. At Cost ▾8 $	130		440	$	610		860
9. Other investments not readily marketable:							
A. At Cost $	140						
B. At estimated fair value			450		620		870
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:							
A. Exempted securities $	150						
B. Other $	160 ▾10		460		630		880
11. Secured demand notes-market value of collateral:							
A. Exempted securities $	170						
B. Other $	180		470		640		890
12. Memberships in exchanges:							
A. Owned, at market value $	190						
B. Owned at cost					650		
C. Contributed for use of company, at market value			▾12		660		900
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships			480	86,356	670 ▾14	86,356	910
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost (net of accumulated depreciation and amortization)			490		680		920
15. Other Assets:							
A. Dividends and interest receivable			500		690		
B. Free shipments			510		700		
C. Loans and advances			520		710		
D. Miscellaneous ▾11			530	12,990	720	12,990	930
16. TOTAL ASSETS		$ 208,592	540 ▾13	$ 99,346	740	$ 307,938	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: Managers Distributors, Inc. — as of 12/31/02

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
17. Bank loans payable:			
A. Includable in "Formula for Reserve Requirements"	$ [1030]	$ [1240]	$ [1460]
B. Other	[1040]	$ [1250]	$ [1470]
18. Securities sold under repurchase agreement		[1260]	[1480]
19. Payable to brokers or dealers and clearing organizations:			
A. Failed to receive:			
1. Includable in "Formula for Reserve Requirements"	[1050]	[1270]	[1490]
2. Other	[1060]	[1280]	[1500]
B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		21 [1510]
2. Other	16 [1080]	[1290]	[1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		[1530]
2. Other	[1095]	19 [1300]	[1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		[1550]
2. Other	[1105]	[1310]	[1560]
E. Other:	[1110]	[1320]	[1570]
20. Payable to customers:			
A. Securities accounts-including free credits of 15 $ [950]	[1120]		22 [1580]
B. Commodities accounts	17 [1130]	[1330]	[1590]
21. Payable to non customers:			
A. Securities accounts	[1140]	[1340]	[1600]
B. Commodities accounts	[1150]	[1350]	[1610]
22. Securities sold not yet purchased at market value-including arbitrage of $ [960]		[1360]	[1620]
23. Accounts payable and accrued liabilities and expenses:			
A. Drafts payable	[1160]		[1630]
B. Accounts payable	[1170]		[1640]
C. Income taxes payable	8,276 [1180]		23 8,276 [1650]
D. Deferred income taxes		20 [1370]	[1660]
E. Acrued expenses and other liabilities	83,782 [1190]		83,782 [1670]
F. Other	18 [1200]	[1380]	[1680]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER
Managers Distributors, Inc.

as of 12/31/02

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY (continued)

Liabilities	A.I. Liabilities*	Non-A.I. Liabilities*	Total
24. Notes and mortgages payable:			
A. Unsecured	$ [1210]		$ [1690]
B. Secured	25 [1211]	$ [1390]	[1700]
25. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 24 $ [970]			
2. Includes equity subordination (15c3-1(d)) of $ [980]			
B. Securities borowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	27 [1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1(d)) of $ [1010]			
D. Exchange memberships contributed for use of company, at market value		26 [1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
26. TOTAL LIABILITIES	$ 92,058 [1230]	$ [1450]	$ 92,058 [1760]

Ownership Equity			Total
27. Sole Proprietorship			$ [1770]
28. Partnership-limited partners	$ [1020]		$ [1780]
29. Corporation:			
A. Preferred stock			[1791]
B. Common stock			28 10 [1792]
C. Additional paid-in capital			129,990 [1793]
D. Retained earnings			85,880 [1794]
E. Total			215,880 [1795]
F. Less capital stock in treasury			( ) [1796]
30. TOTAL OWNERSHIP EQUITY			$ 215,880 [1800]
31. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 307,938 [1810]

OMIT PENNIES

*Brokers or Dealers electing the alternative net capital requirement method need not complete these columns.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER: Managers Distributors, Inc. — as of 12/31/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Conditon - Item 1800		$ 215,880	3480
2. Deduct Ownership equity not allowable for Net Capital		( )	3490
3. Total ownership equity qualified for Net Capital		215,880	3500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			3520
B. Other (deductions) or allowable credits (List)			3525
5. Total capital and allowable subordinated liabilities		$ 215,880	3530
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 99,346 [3540]		
1. Additional charges for customers' and non-customers' security accounts	$ [3550]		
2. Additional charges for customers' and non-customers' commodity accounts	[3560]		
B. Aged fail-to-deliver	[3570]		
1. Number of items [3450]			
C. Aged short security differences-less reserve of $ [3460] number of items [3470]	[3580]		
D. Secured demand note deficiency	[3590]		
E. Commodity futures contracts and spot commodities - proproetary capital charges	[3600]		
F. Other deductions and/or charges	[3610]		
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)	[3615]		
H. Total deductions and/or charges		(99,346)	3620
7. Other additions and/or allowable credits (List)			3630
8. Net capital before haircuts on securities positions		$ 116,534	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities committments	$ [3660]		
B. Subordinated securities borrowings	[3670]		
C. Trading and investment securities:			
1. Bankers' acceptances, certificates of deposit and commercial paper	[3680]		
2. U.S. and Canadian government obligations	[3690]		
3. State and municipal government obligations	[3700]		
4. Corporate obligations	[3710]		
5. Stocks and warrants	[3720]		
6. Options	[3730]		
7. Arbitrage	[3732]		
8. Other securities	1,374 [3734]		
D. Undue Concentration	[3650]		
E. Other (List)	[3736]	(1,374)	3740
10. Net Capital		$ 115,160	3750

OMIT PENNIES

Reconciliation of net capital differences between Focus Report and Annual Audited Report

Net capital, as reported in Focus Report	$115,157
rounding	3
Net capital	$115,156

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Managers Distributors, Inc. as of 12/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	6,137	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	6,137	3760
14. Excess net capital (line 10 less 13)	$	109,023	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	35 $	105,954	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	92,058	3790
17. Add:						
A. Drafts for immediate credit	34 $		3800			
B. Market value of securities borrowed for which no equivilent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))				$		3838
19. Total aggregate indebtedness				$	92,058	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by lne 10)				%	80	3850
21. Percentage of aggregate indebtedness to net capital *after* anticipated capital withdrawals (line 19 ÷ by line 10 less Item 4880 page 25)				%		3853

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debt items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	36 $		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line17 page 8)	%		3851
27. Percentage of Net Capital, *after* anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)	%		3854
28. Net capital in excess of the greater of: A. 5% of combines aggregate debit items or $120,000	$		3920

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%		3860
30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	%		3852

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agrements or secured demand notes covered by subordination agrements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Managers Distributors, Inc. as of 12/31/02

COMPUTATION FOR DETERMINATION OF RESERVE REQUIRTEMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check only one)
   A. (k)(1) — $2,500 capital category as per Rule 15c3-1 ..... 52 $ X [4550]
   B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained ..... [4560]
   C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
      Name of clearing firm 51 ____ [4335] ____ [4570]
   D. (k)(3) — Exempted by order of the Commission ..... [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and number of otems of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possesion or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frame specified under Rul 15c3-3. Notes A and B ..... $ ____ [4586]
   A. Number of items ..... ____ [4587]
2. Customers' fully paid securities and excess margin securities for which instructions to reduce possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D ..... $ ____ [4588]
   A. Number of items ..... 53 ____ [4589]

OMIT PENNIES

3. The system and procedures utilitzed in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 ..... Yes ____ [4584] No ____ [4585]

NOTES

A—Do not include in item one customers' fully paid and excess margin securities required by Rule 15c3-3 to be in possession or control but for which no action was required by the respondent as of the report date or required action was taken by respondent with the time frames specified under Rule 15c3-3.

B—State separately in response to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C—Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D—Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequest basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

Schwartz & Hofflich LLP

CERTIFIED PUBLIC ACCOUNTANTS
FINANCIAL ADVISORS

LAWRENCE FELDMAN, CPA
NEIL BAYER, CPA
GILBERT K. WATKINS, CPA
BARRY R. NEWMAN, CPA
ANN D. JEVNE, CPA, PFS
BARRY L. SUNSHINE, CPA
PASQUALINO P. SPAGNOLI, CPA
ERIC J. PRESCOTT, CPA

VICTOR J. PALADINO, CPA
CHERYL A. NUZZOLO, CPA

IRVING SCHWARTZ, CPA (1919-2001)
HENRY HOFFLICH, CPA

January 22, 2003

NASD
9513 Key West Avenue
Rockville, MD 20850-3389

Re: The Managers Distributors, Inc.
CRD#27314

Pursuant to Rule 17a-5(e)(4), for the year ending December 31, 2002, The Managers Distributors, Inc. exclusively distributes registered open-end investment company shares.

Schwartz & Hofflich LLP

Schwartz & Hofflich LLP

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